Exhibit D

Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

March __, 2005

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2005, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

_________________

CNG Holdings, Inc. (70-_______)

        CNG Holdings, Inc. (“CNG Holdings”), 7810 Shaffer Parkway, Suite 120, Littleton, Colorado 80127 has filed the above-referenced application (the “Application”) under the Act seeking authorization to acquire the common stock of Missouri Gas Utility, Inc. (“MGU”), a Colorado corporation. In addition, CNG Holdings seeks an order under Section 3(a)(1) finding it exempt from all provisions of the Act, except Section 9(a)(2).

        CNG Holdings, a Colorado corporation, is an exempt holding company pursuant to Rule 2 under the Act. CNG Holdings’ direct wholly owned subsidiary, Colorado Natural Gas Inc. (“CNG”), a Colorado corporation, is a gas public utility serving approximately 6,300 retail (residential and commercial) customers in Colorado. CNG is regulated by the Colorado Public Utilities Commission. As of December 31, 2004, CNG had 1,950,432 feet of gas main lines and 2,779,770 feet of service lines, located in the Colorado counties of Park, Jefferson, Clear Creek, Teller, Gilpin and Pueblo. CNG sells no gas (or electricity) outside Colorado.

        As of and for the year ended December 31, 2004, CNG Holdings’ consolidated gross operating revenues, net income and net assets1 were approximately $5,204,464, $596,678 and $42,062,036, respectively. For the same period, CNG’s gross operating revenues, net operating revenues,2 net income and net assets were approximately $4,390,757, $2,185,894, $558,403 and $39,437,935, respectively.

        CNG Holdings also is engaged in certain nonutility businesses. Its wholly owned subsidiary Colorado’s Best Heating and Appliances, LLC a Colorado limited liability company, is engaged in the conversion of propane appliances to use natural gas fuel. Wolf Creek Energy, LLC, a Colorado limited liability company and a wholly owned direct subsidiary of CNG Holdings is engaged in the brokerage and sale of commodity gas to an industrial customer in Colorado. Wolf Creek Energy does not own facilities for the distribution of gas for sale.

        MGU owns and operates the natural gas distribution system serving approximately 740 customers in the cities of Gallatin and Hamilton, Missouri, and surrounding communities. As of December 31, 2004, MGU had 554,400 feet of gas main lines and 111,000 feet of service lines, located in the Missouri counties of Caldwell, Davies and Harrison. MGU is subject to the regulation of the Public Service Commission of the State of Missouri (“MPSC”) with regard to rates, quality of service, affiliate transactions and other matters. MGU’s stockholders are individuals who also own common stock of CNG Holdings. None of the investors with shareholdings in both companies holds 5% or more of the voting common stock of each of CNG Holdings and MGU.

        For the nine months ended December 31, 2004, MGU had no gross operating revenues, and only $362 of interest income. MGU’s net assets as of December 31, 2004 were $2,320,878. MGU does not conduct any nonutility businesses and the company has no subsidiaries.

        Pursuant to an agreement dated December 30, 2004, CNG Holdings has agreed to acquire all the issued and outstanding common stock of MGU. The transaction is structured as a stock-for-stock exchange at a ratio of 25:1 in which the current shareholders of MGU will exchange the 57,590 outstanding common shares of MGU for 2,303 common shares of CNG Holdings. As of December 31, 2004, CNG Holdings had 1,424,663 shares of common stock issued and outstanding. The acquisition of MGU will increase the number of CNG Holdings shares outstanding to 1,426,966 shares.

        The municipalities of Gallatin and Hamilton, Missouri that had initially operated the gas utility assets now owned by MGU financed their construction through a lease transaction. When the municipalities defaulted on their lease obligations, the trustee, acting on behalf of the lenders, sought to sell the assets. Pursuant to a sale authorized by the MPSC, MGU acquired the gas distribution system in Gallatin and Hamilton in December, 2004 for an aggregate consideration of $1.9 million, plus counsel and bank fees of approximately $46,000. The acquisition was significant because it assured continuous gas utility service to customers who, if the system stopped operating, would have had to convert their gas appliances to propane at a cost of approximately $450-$600 per customer. MGU financed the acquisition with bank financing in the amount of $2 million, backed by a guarantee from CNG Holdings.3

        The proposed transaction is essentially a restructuring whereby the shareholders of MGU and CNG Holdings would consolidate their interests under one company, CNG Holdings. Notably, CNG did not provide any financing for MGU’s acquisition of the Missouri assets, or guarantee the loan. The closing is conditioned on receipt of authorization from the Commission under the 1935 Act.

        Upon consummation of the acquisition, CNG Holdings would hold MGU as a wholly owned direct subsidiary company. CNG Holdings requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act confirming that CNG Holdings is exempt from all provisions of the Act, except Section 9(a)(2). CNG Holdings asserts that (i) MGU is not a material public utility subsidiary, (ii) after the acquisition, CNG Holdings and CNG will both be organized in Colorado, and (iii) both CNG Holdings and CNG also will be predominantly intrastate in character and carry on their business substantially in Colorado.

        For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

1Net assets reflect total assets less accumulated depreciation.

2Net operating revenues reflect gross revenues less the cost of gas sold.

3The bank financing is composed of a $1.4 million long-term loan and a $600,000 short-term loan.